                                 Exhibit (4)(a)

                   Specimen Qualified Flexible Premium Policy

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

(A Delaware Corporation)

The Corporation The New York Life Insurance and Annuity Corporation will pay the benefits of this policy in accordance with its provisions. The pages which follow are also a part of this policy.

ANNUITY BENEFIT. ON THE RETIREMENT DATE, THE CASH VALUE WILL BE APPLIED TO PROVIDE A MONTHLY ANNUITY, AS STATED IN THE ANNUITY BENEFIT SECTION. BENEFITS PROVIDED BY THIS POLICY, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.

Payment of Premiums. At any time before the retirement date, and while the Annuitant is living, premiums of at least $40 can be paid at any interval or by any method we make available, subject to the Maximum Premium provision. The amount and interval of scheduled premiums, as stated in the application for this policy, are shown on the Policy Data page.

Flexible Premium Multi-Funded Retirement Annuity.

Monthly Annuity Payments Begin on the Retirement Date.
Premiums Can be Paid During Annuitant's Lifetime.
Benefits Based on the Performance of the Separate Account are Variable and are not Guaranteed as to Dollar Amount.

Policy is Non-Participating


Annual Report to Owner. An annual report in connection with this policy will be provided to the owner. The report will tell the owner how much cash value there is, as of the most recent policy anniversary. It will also give the owner any other facts required by state law or regulation.

SUITABILITY OF POLICY. IF IT IS EXPECTED THAT THE ONLY PREMIUM THAT WILL BE PAID IS A SUBSTANTIAL SINGLE PREMIUM, THIS POLICY MAY NOT BE SUITABLE FOR YOUR NEEDS.

This policy is executed as of the date of issue shown on the Policy Data page.


/s/ J. B. Underhill
-------------------
President


/s/ Frankilin Ciaccio
---------------------
Secretary


Countersignature

983-192

ANNUITANT           JOHN DOE                                      AGE    35 MALE

POLICY NUMBER       S2 000 000

POLICY DATE         OCTOBER 1, 1983



OWNER               THE ANNUITANT



SCHEDULED
PREMIUMS            AT ANNUAL INTERVALS AS FOLLOWS:
                    Beginning as of

                    Mo.     Day    Year
                    10   -   1   - 1983  $1000.00   THE PREMIUM.
                    10   -   1   - 2013  (AGE 65)   THE RETIREMENT DATE.  PREMIUMS CEASE.


                    DATE OF ISSUE       OCTOBER 1,1983



                    POLICY DATA         NEW YORK LIFE INSURANCE AND ANNUITY
                                        CORPORATION

83192-2

WE & YOU

In this policy, the words "we", "our" or "us" refer to New York Life Insurance and Annuity Corporation, and the words "you" or "your" refer to the owner of this policy.

When you write to us, please include the policy number, the Annuitant's full name, and your current address.


CONTENTS

          POLICY DATA              Policy identification and specifications / 2

          ANNUITY BENEFIT          Monthly annuity payments starting on the
                                   retirement date;
                                   Deferment of retirement date;
                                   Death before retirement / 4

          POLICY OWNERSHIP         Rights of the owner; Successor owner;
                                   Change of ownership  /  4


          BENEFICIARY              How to name or change beneficiaries;
                                   Death of Beneficiary  /  4-5

          PREMIUMS                 Payment of Premiums; Maximum Premium;
                                   Net Purchase Payments; Purchase Date;
                                   What happens if premiums are not paid;
                                   Allocation of Net Purchase Payments;
                                   Change of Allocation  /  5

          CASH VALUE AND           Cash value available and how it can be used;
          PARTIAL WITHDRAWALS      Service and surrender charges  /  6

          SEPARATE ACCOUNT         Description of Separate Account;
                                   Accumulation Units; Transfers Between
                                   Investment Divisions and to the Fixed
                                   Annuity / 7-8

          FIXED ANNUITY            Description of Fixed Annuity; Bail Out;
                                   Transfers from Separate Account
                                   Investment Divisions   /  8

          PAYMENT OF               Alternate ways in which proceeds of the
          POLICY PROCEEDS          policy may be paid; Fixed Methods of
                                   Payment; Variable Methods
                                   of Payment / 8-9-10-11

          GENERAL PROVISIONS       Entire Contract; Application;
                                   Incontestability; Dates; Age and Sex; Policy
                                   Changes; Assignment; Protection Against
                                   Creditors; Payments to Corporation;
                                   Deferment; Conformity with Law;
                                   Non-participating Policy; Reports
                                   to Owner  /  12

          APPLICATION              Attached to the Policy.

          RIDERS OR                Attached to the Policy.
          ENDORSEMENTS
          (IF ANY)

83192-3

ANNUITY
BENEFIT

Annuity Benefit We will make annuity payments to you each month starting on the retirement date shown on the Policy Data page, if the Annuitant is living, and if this policy is in force on that date. On the retirement date, we determine the amount of each monthly payment. We do this by applying the cash value of the policy, less any state premium tax that is payable, under Option 3A in the Payment of Policy Proceeds section of this policy. Payments are based on the sex and the age of the Annuitant, as well as the annuity payment rate in effect on the retirement date. The amount of each monthly payment for the Annuitant's age on that date will not be less than the guaranteed minimum monthly amount based on the Option 3A Table in this policy. Payments are guaranteed for a period of 10 years (120 payments), and will go on for as long as the Annuitant lives. If the Annuitant dies before the end of the guaranteed period, we will make these payments to you for the rest of that period, or if you die before the end of the guaranteed period, we will make these payments to the beneficiary for the rest of that period.

Alternately, you may elect, on or before the retirement date, to have annuity payments made on a different basis. In that case, all or part of the cash value may be placed under one or more of the optional methods of payment described in the Payment of Policy Proceeds section of this policy.

Deferment of Retirement Date You can have the retirement date shown on the Policy Data page deferred to any policy anniversary before the Annuitant is age 75, or to a later date if we agree. We must receive your signed request at least one month before the date to be deferred.

Death Before Retirement When we have proof that the Annuitant has died before the retirement date, we will pay an amount as proceeds to the beneficiary. That amount will be the greater of (a) or (b), where:

         (a)      is the cash value of this policy; and

         (b) is the total premiums paid for this policy, less any partial withdrawals and any surrender charges made before death, and less any premiums paid for any riders.

Please read this policy for full details.


POLICY
OWNERSHIP

Owner In this policy, the words "you" and "your" refer to the owner of the policy. As the owner, you have all rights of ownership in this policy while the Annuitant is living. These rights include the right to receive annuity payments or to name a payee to receive the payments. To exercise these rights, you do not need the consent of any successor owner or beneficiary, or the Annuitant.

Successor Owner A successor owner can be named in the application, or in a notice you sign which gives us the facts that we need. The successor owner will become the new owner when you die, if you die before the Annuitant. If no successor owner survives you and you die before the Annuitant, your estate will become the new owner.

Change of Ownership You can change the owner of this policy, from yourself to a new owner, in a notice you sign which gives us the facts that we need. When this change takes effect, all rights of ownership in this policy will pass to the new owner.

When we record the facts about a change of owner or successor owner, the change will take effect as of the date you signed the notice, subject to any payment we made or action we took before recording the change. We may require that the change be endorsed in the policy. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the beneficiary or the Annuitant.

BENEFICIARY

Naming of Beneficiary The beneficiary is as stated in the application, or as subsequently changed in accordance with the Change of Beneficiary provision.

One or more beneficiaries can be named in the application or, while the Annuitant is living, in a notice you sign which gives us the facts that we need. If more than one beneficiary is named, they can be classed as first, second, and so on. If 2 or more are named in a class, their shares in any amount payable can be stated. No amount will be payable to a beneficiary if the Annuitant dies after the end of a guaranteed period.

The stated shares of any amount payable to a beneficiary will be paid to any first beneficiaries who survive the Annuitant. If no first beneficiaries survive, payment will be made to any surviving in the second class, and so on. Those who survive in the same class have an equal share in any amount payable, unless the shares are stated otherwise. Change of Beneficiary While the Annuitant is living, you can change a beneficiary in a notice you sign which gives us the facts that we need. When we record a change, it will take effect as of the date you signed the notice, subject to any

83192-4

BENEFICIARY
(continued)

payment we made or action we took before re-cording the change.

Death of Beneficiary If a beneficiary who is receiving annuity payments dies, each remaining payment will be paid to those in the same class who are alive when that payment becomes due. If the last beneficiary in a class to receive payments dies, each remaining payment will be paid to those in the next class who are alive when that payment becomes due, and so on. When the last beneficiary to receive these payments dies, we will pay the present value at that time of any remaining payments under a fixed payment option, and/or the current value of any amount remaining with us under a variable payment option, in a single sum to the estate of that beneficiary. The present value of any remaining payments under a fixed payment option is always less than the total of those payments.

If no beneficiary for any amount payable, or for a stated share, survives the Annuitant, the right to this amount or this share will pass to you. If you are the Annuitant, this right will pass to your estate. If any beneficiary dies at the same time as the Annuitant, or within 15 days after the death of the Annuitant, but before we receive proof of the Annuitant's death, we will pay any amount payable as though that beneficiary died first.

PREMIUMS

Payment of Premiums At any time before the retirement date while the Annuitant is living, and before settlement of the policy under the Payment of Policy Proceeds section, basic plan premiums of at least $40 (excluding the premium amounts for any riders) can be paid at any interval or by any method we make available. The amount and interval of scheduled premiums, as stated in the application for this policy, are shown on the Policy Data page.

Instead of payment premiums, you can surrender this policy for its cash value, as stated in the Cash Value and Partial Withdrawals section.

Maximum Premium The basic plan premiums (this excludes the premium amounts for any riders) paid in each policy year may not be more than the amount permitted by law for the tax-qualified plan indicated in the application for this policy. We reserve the right to limit the dollar amount of any premium.

Net Purchase Payments Each net purchase payment is defined as the basic plan premium paid or any total disability benefit amount credited for this policy, less any state premium tax required by law or regulation to be deducted from a premium payment.

Purchase Date Net purchase payments will be credited to the policy as of the purchase date. The purchase date is the date on which the premium is received at our Executive Office or at a service office, unless it is received on a day which is not a business day. In that case, the purchase date will be the next business day.

If a premium is received before the policy is issued, the purchase date for the premium will be no later than 2 business days after the premium is received, at our Executive Office or at a service office, with the completed requirements and application which gives us the facts that we need to issue the policy.

A business day is any day on which the New York Stock Exchange is open for trading.

Corporation's Right to Terminate Policy It may happen that no premium has been paid for 2 or more years in a row and both (a) the total premiums paid for this policy, less any partial withdrawals and any surrender charges, and (b) the cash value, are less than $2,000. If so, we have the right to terminate this policy by paying you the cash value in one sum.

If this policy is not so terminated, it can be continued until the retirement date. Annuity payments, based on the cash value on that date, will be made as stated in the Annuity Benefit section.

Allocation of Net Purchase Payments Net Purchase Payments may be applied to the Fixed Annuity and/or to one or more of the following Separate Account Investment Divisions or to any other Separate Account Investment Division which may be established by us for this policy:

     Common Stock
     Bond
     Money Market

The allocation percents for the first and any later net purchase payments are as requested in the application.

Change of Allocation You may change the allocation for net purchase payments to the Fixed Annuity and/or among the Investment Divisions. You must tell us in a notice you sign which gives us the facts that we need. Payments received after the date on which we receive your notice will be applied on the basis of the new allocation. You must indicate what percent of each net purchase payment to allocate to the Fixed Annuity and/or among one or more of the Investment Divisions (making a total of 100%). Each percent may be either zero or any whole number. The minimum amount of a net purchase payment that may be allocated to any one Investment Division or to the Fixed Annuity is $10.

83192-5

CASH  VALUE
AND  PARTIAL
WITHDRAWALS

Cash Value On any day on or before the retirement date, the cash value of this policy is based on the following:

         (a) the net purchase payments allocated to and any amounts transferred to the Fixed Annuity, plus interest credited; less any prior partial withdrawals, any surrender charges on those withdrawals, and any service charges; plus

         (b) the sum of, the current accumulation unit values for each of the Investment Divisions of the Separate Account multiplied by the number of accumulation units held in the respective Investment Divisions.

When you ask us, we will tell you how much cash value there is. At any time before the retirement date, after this policy has a cash value, you can surrender it for that value, less any surrender charge that may apply.

This policy has no cash value after the retirement date.

Service Charge Once each year on the policy anniversary, on or before the retirement date, a charge will be made for policy administration expenses. This charge will be the lesser of $30 or 1% of the cash value at that time. It will be deducted from the Fixed Annuity and from each Investment Division in proportion to their percentage of the total policy cash value on that policy anniversary.

Partial Withdrawals After this policy has sufficient cash value, we will pay you any part as a partial withdrawal ($100 minimum) when we receive your written request before the retirement date, and while the Annuitant is living. During the first 10 policy years, a surrender charge will be made as shown in the table below. When you request a partial withdrawal you must tell us how it is to be allocated among the Fixed Annuity and/or the Investment Divisions. If your request for a partial withdrawal from the Fixed Annuity and/or an Investment Division is greater than the amount in that Fixed Annuity and/or Investment Division, we will pay you the entire value of that Fixed Annuity and/or Investment Division, less any surrender charge that may apply.

Surrender Charge A surrender charge may be made each time a partial withdrawal of the cash value is made, or when the policy is surrendered for its cash value. Cash value determination are made as of the date we receive your request at our Executive Office or at a service office. The amount of this charge, if any, will be a percentage, as shown in the table below, of the amount withdrawn or of the surrender proceeds.

In no event will the aggregate surrender charge applied under the policy exceed 8.5% of the total net purchase payments. A surrender charge will not be applied to any amount withdrawn from the Fixed Annuity under the terms of the Bail Out provision.

If surrender occurs or if a partial withdrawal is made on or after the second policy anniversary, no surrender charge will be made if the entire amount is at least $2,000 and is placed under Option 2A, 2A-V, 2B, 3A, 3A-V, 3B, 3C or 3C-V in the Payment of Policy Proceeds section of this policy. If Option 2A, 2A-V or 2B is elected, the period elected must be at least 5 years or more. If, within 10 years measured from the policy date, any unpaid amount we still have of the original amount placed under Option 2A, 2A-V or 2B is withdrawn, a surrender charge will be applied to the amount withdrawn. A surrender charge will also be applied to the amount placed under Option 2A, 2A-V or 2B if the minimum period elected ends within 10 years measured from the policy date.

Policy                 Per-              Policy               Per-
Year                  centage              Year              centage
1                       7%                  7                  4%
2                       7                   8                  3
3                       7                   9                  2
4                       7                  10                  1
5                       6                  11 and later        0
6                       5

For the rates in this table, the second policy year begins on the first policy anniversary, the third policy year begins on the second policy anniversary, and so on.

83192-6

SEPARATE
ACCOUNT

Separate Account We have established and we maintain the Separate Account under the laws of the state of Delaware. Any realized or unrealized income, net gains and losses from the assets of the Separate Account are credited or charged against it without regard to our other income, gains or losses. Assets are put in the Separate Account for this policy, as well as for other multi-funded retirement annuity policies. The Separate Account invests its assets in shares of one or more mutual funds. Fund shares are purchased, redeemed and valued on behalf of the Separate Account.

The Separate Account is divided into Investment Divisions. We reserve the right to add or remove any Investment Division of the Separate Account.

The assets of the Separate Account are our property. There are Separate Account assets which equal the reserves and other contract liabilities of the Separate Account. Those assets will not be chargeable with liabilities arising out of any other business we conduct. We reserve the right to transfer assets of an Investment Division, in excess of the reserves and other contract liabilities with respect to that Investment Division, to another Investment Division or to our General Account.

We will determine the value of the assets of the Separate Account on each day during which the New York Stock Exchange is open for trading. The assets of the Separate Account will be valued at fair market value, as determined in accordance with a method of valuation which we established in good faith.

We also reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term "Separate Account", as used in this policy, shall then mean the separate account to which the assets were transferred.

We also reserve the right, when permitted by law, to:

         (a) deregister the Separate Account under the Investment Company Act of 1940;

         (b) manage the Separate Account under the direction of a committee at any time;

         (c) restrict or eliminate any voting rights of policyowners or other persons who have voting rights as to the Separate Account; and

         (d) combine the Separate Account with one or more other separate accounts.

Change in Investment Objective or Policy of a Mutual Fund If required by law or regulation, an investment policy of the Separate Account will not be changed unless approved by the appropriate insurance official of the state of Delaware or deemed approved in accordance with such law or regulation. If so required, the process for obtaining such approval is filed with the insurance official of the state or district in which this policy is delivered.

Accumulation Units The interest of this policy in the Separate Account prior to the date on which the annuity benefits become payable is represented by accumulation units. The dollar value of accumulation units for each Investment Division may change from day to day reflecting the investment experience of the Investment Division.

Net purchase payments allocated to the Investment Divisions will be applied to provide accumulation units in those Investment Divisions. The number of accumulation units purchased in an Investment Division will be determined by dividing the net purchase payment, or any part of that payment applied to that Investment Division, by the value of an accumulation unit for that Division on the purchase date.

The value of an accumulation unit in each Investment Division was established at $10.00 as of the date operations began for that Division. The value of an accumulation unit on any business day is determined by multiplying the value of that unit on the immediately preceding business day by the net investment factor for the valuation period. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for this policy used to calculate the value of an accumulation unit in any Investment Division of the Separate Account for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

         (a)      is the result of:

                  (1) the net asset value of a fund share held in the Separate Account for that Investment Division determined at the end of the current valuation period, plus

                  (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the valuation period.

PAGE 7
83192-7

SEPARATE
ACCOUNT
(continued)

(b) is the net asset value of a fund share held in the Separate Account for that Investment Division determined as of the end of the immediately preceding valuation period.

(c) is a factor representing the mortality and expense risk fee, and administrative charges. This factor is equal, on an annual basis, to 1.75% of the daily net asset value of a fund share held in the Separate Account for that Investment Division.

The net investment factor may be greater or less than one, therefore, the accumulation unit value may increase or decrease.

Transfer Between Investment Divisions and to the Fixed Annuity Prior to 30 days before the retirement date you may transfer accumulation units from one Investment Division to another within the Separate Account or to the Fixed Annuity. If you want to transfer Accumulation Units, you must tell us in a notice you sign which gives us the facts that we need. The minimum amount which may be transferred is the lesser of $500 or the entire value of the accumulation units in the Investment Division from which the transfer is being made. The remaining accumulation units in the Division must have a value of the remaining accumulation units in an Investment Division would be less than $100, we have the right to include that amount as part of the transfer. We reserve the right to limit transfers between Investment Divisions and to the Fixed Annuity to no more than 4 in any one policy year.

FIXED
ANNUITY

Fixed Annuity Payments applied to and any amounts transferred to the Fixed Annuity will reflect a fixed interest rate. The amount of interest credited will be based on a rate which we set, in advance, at least once a year. This rate will never be less than 4% per year.

Bail Out If, on any policy anniversary, the interest rate we set for the Fixed Annuity is more than 3 percentage points lower than the rate which was set for the immediately preceding policy year, you have the right to withdraw the cash value of the Fixed Annuity without that amount being subject to a surrender charge. Your written request for withdrawal of this amount must be made within 60 days of that policy anniversary.

We reserve the right to set a separate policy anniversary and interest rate for any amount transferred to the Fixed Annuity. If we do this, then, for the purpose of this provision, the first policy year for the amount transferred ends on the first policy anniversary for that transfer, the second policy year for that amount ends on the second policy anniversary for that transfer, and so on.

Transfers from Separate Account Investment Divisions No transfers may be made from the Fixed Annuity to the Separate Account Investment Divisions. Transfers from the Separate Account to the Fixed Annuity are subject to the minimum amount, transfer limitations and requirements indicated in the Transfer Between Investment Divisions and to the Fixed Annuity provision of the Separate Account section.

We reserve the right to limit the amount transferred to the Fixed Annuity from the Separate Account Investment Divisions.

PAYMENT
OF POLICY
PROCEEDS

Payment If the Annuitant is living and this policy is in force on the retirement date, we will make the annuity payments under Option 3A as stated in the Annuity Benefit section, or if elected, all or part of the cash value may be placed under one or more of the options described in this section. Before the retirement date, if the Annuitant dies or if you surrender this policy, we will pay any proceeds in one sum, or if elected, all or part of these proceeds may be placed under one or more of the options described in this section. If we agree, the proceeds may be placed under some other method of payment instead.

Any proceeds paid in one sum because of the Annuitant's death will bear interest compounded each year from the date of death to the date of payment. We set the interest rate each year. This rate will be at least 3 1/2% per year.

Election of Optional Method of Payment While the Annuitant is living, and if we agree, you can elect or change an option. You may elect, in a notice you sign which gives us the facts that we need, annuity payments that may be either variable, fixed, or a combination of both. If you elect a combination, you must also tell us what part of the cash value on the retirement date is to be applied to provide each type of payment. The amount of a combined payment will be the sum of the variable and fixed payments. Payments under a variable payment option will reflect the investment performance of the Common Stock Investment Division of the Separate Account.

83192-8

PAYMENT  OF
POLICY
PROCEEDS
(continued)

While the Annuitant is living you can name or change one or more beneficiaries who will be the payee or payees under a payment option. After the Annuitant dies, any person who is to receive payment in one sum (other than an assignee) can elect an option and name payees.

The person who elects an option can also name one or more successor payees to receive any unpaid amount we have at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells us in writing and we agree.

Change of Option If we agree, a payee who elects Option 1A, 1B, 2A, 2A-V, or 2B may later elect to have any unpaid amount we still have, or the present value of any elected payments, placed under some other option described in this section.

Payees Only individuals who are to receive payments in their own behalf may be named as payees or successor payees, unless we agree to some other payee. We may require written proof of the age or the survival of a payee.

It may happen that when the last surviving payee dies, we still have an unpaid amount, or there are some payments which remain to be made. If so, we will pay the unpaid amount, with interest to the date of payment, or pay the present value of the remaining payments under a fixed payment option, and/or the current value of any amount remaining with us under a variable payment option, to that payee's estate in one sum.

The present value of any remaining payments under a fixed payment option is based on the interest rate used to compute them, and is always less than the total of those payments.

Minimum Payment When the initial payment would be less than $20 per month, we may pay any unpaid amount or present value in one sum. Premium Tax If any amount is placed under Option 3A, 3A-V, 3B, 3C or 3C-V on the retirement date or when this policy is surrendered, we will deduct from that amount any state premium tax that is payable at that time.

Fixed Methods of Payment

Options 1A and 1B. Proceeds at Interest

The policy proceeds may be left with us at interest. We set the interest rate each year. This rate will be at least 3 1/2% per year.

1A. Interest Accumulation

We credit interest each year on the amount we still have. This amount can be withdrawn at any time in sums of $100 or more. We pay interest to the date of withdrawal on sums withdrawn.

         1B. Interest Payment

We pay interest once each month, every 3 months or 6 months, or once each year, as chosen, based on the amount we still have.

Options 2A and 2B. Elected Income We make equal payments once each month, every 3 months or 6 months, or once each year, as chosen, for an elected period of years or for an elected amount. We set the interest rate for these options each year. This rate will be at least 3 1/2% per year. If the rate is more than 3 1/2%, we will increase each payment to reflect this.

         2A. Income for Elected Period We make the payments for the number of years elected. Monthly payments based on 3 1/2% interest are shown in the Option 2A Table.

OPTION 2A TABLE

Minimum Monthly Payment per $1,000 of Proceeds

                     Years           Years          Years           Years
                     1    $84.65     5    $18.12     9    $10.75    15    $ 7.10

                     2     43.05     6     15.35    10      9.83    20      5.75

                     3     29.19     7     13.38    11      9.09    25      4.96

                     4     22.27     8     11.90    12      8.46    30      4.45

When asked, we will state in writing what each payment would be, if made every 3 months or 6 months, or once each year.

         2B. Income of Elected Amount

We make payments of the elected amount until all proceeds and interest have been paid. The total payments made each year must be at least 5% of the proceeds placed under this option. Each year we credit interest of at least 3 1/2% on the amount we still have.

Options 3A, 3B, and 3C. Life Income

We make equal payments each month during the lifetime of the named payee or payees. Payments are based on the annuity payment rate in effect when the first payment is due, but will not be less than the corresponding minimum amount based on the tables for Options 3A, 3B and 3C in this policy. These minimum amounts are based on the 1971 Individual Annuity Mortality Table with projection, and with interest compounded each year at 4%.

When asked, we will state in writing what the minimum amount of each monthly payment would be under these options. It is based on the sex and the age of the payee or payees.

83192-9

PAYMENT OF
POLICY
PROCEEDS
(continued)

3A. Life Income - Guaranteed Period

We make a payment each month during the lifetime of the payee. Payments do not change, and are guaranteed for 5, 10, 15, or 20 years, as chosen, even if that payee dies sooner.

3B. Life Income - Guaranteed Total Amount

We make a payment each month during the lifetime of the payee. Payments do not change, and are guaranteed until the total amount paid equals the amount placed under this option, even if that payee dies sooner.

3C. Life Income - Joint and Survivor

We make a payment each month while both or one of the two payees are living. Payments do not change, and are guaranteed for 10 years, even if both payees die sooner.

OPTION 3A TABLE

Minimum Monthly Payment per $1,000 of Proceeds

                               MALE                           FEMALE
             Payee's     Guaranteed Period               Guaranteed Period
             Age  5 Yrs   10 Yrs  15 Yrs  20 Yrs  5 Yrs   10 Yrs  15 Yrs  20 Yrs
              60  $ 5.79  $ 5.67  $ 5.48  $ 5.23  $ 5.32  $ 5.26  $ 5.16  $ 5.02
              61    5.93    5.79    5.57    5.29    5.43    5.37    5.26    5.09
              62    6.08    5.92    5.67    5.36    5.55    5.48    5.35    5.16
              63    6.24    6.06    5.78    5.42    5.69    5.60    5.46    5.24
              64    6.41    6.20    5.88    5.48    5.83    5.73    5.55    5.31
              65    6.59    6.35    5.98    5.54    5.99    5.87    5.67    5.38
              66    6.78    6.50    6.09    5.60    6.16    6.02    5.79    5.45
              67    6.99    6.67    6.19    5.66    6.34    6.18    5.90    5.52
              68    7.21    6.83    6.30    5.71    6.54    6.35    6.02    5.58
              69    7.44    7.01    6.40    5.75    6.75    6.52    6.13    5.64
              70    7.69    7.19    6.50    5.80    6.98    6.70    6.25    5.69
              71    7.96    7.37    6.60    5.84    7.23    6.89    6.36    5.74
              72    8.24    7.56    6.69    5.87    7.49    7.09    6.47    5.79
              73    8.55    7.75    6.78    5.90    7.78    7.29    6.58    5.82
              74    8.86    7.94    6.86    5.92    8.08    7.50    6.68    5.86
              75    9.20    8.13    6.94    5.94    8.41    7.71    6.77    5.89
              80   11.13    9.02    7.22    5.99   10.34    8.70    7.11    5.97
              85   12.98    9.58    7.31    6.00   12.16    9.30    7.24    5.99
              & over

OPTION 3B TABLE

Minimum Monthly Payment per $1,000 of Proceeds

                           Payee's                      Payee's
                           Age     Male       Female      Age   Male      Female
                            60    $ 5.47      5.13        69    $ 6.73    $ 6.28
                            61      5.58      5.23        70      6.92      6.46
                            62      5.69      5.33        71      7.11      6.64
                            63      5.82      5.45        72      7.32      6.84
                            64      5.95      5.56        73      7.55      7.05
                            65      6.09      5.69        74      7.78      7.27
                            66      6.24      5.82        75      8.03      7.51
                            67      6.39      5.97        80      9.56      8.93
                            68      6.56      6.12        85     11.25     10.37
                                                          & over

OPTION 3C TABLE
10 YEAR GUARANTEED PERIOD
Minimum Monthly Payment per $1,000 of Proceeds

Male Payee's                    Female Payee's Age
Age                60         65       70        75       80
60                 $4.81      $5.05    $5.28     $5.46    $5.57
65                  4.97       5.31     5.66       5.95    6.16
70                  5.09       5.54     6.03       6.49    6.84
75                  5.17       5.70     6.33       6.99    7.53
80                  5.22       5.80     6.54       7.37    8.12

Variable Methods of Payment

Variable Annuity Units The policy proceeds you tell us to apply to a variable payment option will be used to purchase variable annuity units in the Common Stock Investment Division of the Separate Account. The dollar value of variable annuity units in the Common Stock Investment Division of the Separate Account will increase or decrease reflecting the investment experience of that Division. The value of a variable annuity unit in the Common Stock Investment Division was established at $1.00 on the date operations began for that Division. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

         (a) is the variable annuity unit value on the immediately preceding business day;

         (b)      is the net investment factor for the valuation period; and

         (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99989255 per day to recognize the Assumed Investment Result. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for this policy used to calculate the value of a variable annuity unit in the Common Stock Investment Division of the Separate Account for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

         (i)      is the result of:

                  (1) the net asset value of a fund share held in the Separate Account for that Investment Division determined at the end of the current valuation period, plus

83192-10

PAYMENT OF
POLICY
PROCEEDS
(continued)

(2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the valuation period.

(ii) is the net asset value of a fund share held in the Separate Account for that Investment Division determined as of the end of the immediately preceding valuation period.

(iii) is a factor representing the mortality and expense risk fee. This factor is equal, on an annual basis, to 1.25% of the daily net asset value of a fund share held in the Separate Account for that Investment Division.

Variable Payments The amount of the first variable annuity payment will be based on the table for the variable option you select.

The amount of variable annuity payments after the first will increase or decrease according to the value of the variable annuity units which reflect the investment experience of the Common Stock Investment Division of the Separate Account. Each variable annuity payment after the first will be equal to the value of the applicable number of variable annuity units in the Common Stock Investment Division multiplied by the variable annuity unit value on the last business day immediately preceding the due date of that annuity payment by at least 10 calendar days. The number of variable annuity units is determined by dividing the first variable annuity payment by the variable annuity unit value on the retirement date.

Monthly variable annuity payment rates are based on an Assumed Investment Result of 4% and the 1971 Individual Annuity Mortality Table with projection.

         Option 2A-V. Income for Elected Period We make the payments for the number of years elected. The first payment will be based on the Option 2A-V Table.

OPTION 2A-V TABLE

Monthly Payment per $1,000 of Proceeds

Years           Years          Years             Years
1      $84.84   5     $18.32   9      $10.97   15        $7.34
2       43.25   6      15.56   10      10.06   20         6.00
3       29.40   7      13.59   11       9.31   25         5.22
4       22.47   8      12.12   12       8.69   30         4.72

Option 3A-V. Life Income-Guaranteed Period We make a payment each month during the lifetime of the payee. Payments are made for 5, 10, 15 or 20 years, as chosen, even if that payee dies sooner. The first payment will be based on the Option 3A-V Table.

OPTION 3A-V TABLE
Monthly Payment per $1,000 of Proceeds

                                MALE                          FEMALE
          Payee's              Period                         Period
             Age  5 Yrs    10 Yrs  15 Yrs  20 Yrs  5 Yrs   10 Yrs  15 Yrs  20 Yrs
              60  $ 5.79  $ 5.67  $ 5.48  $ 5.23  $ 5.32  $ 5.26  $ 5.16  $ 5.02
              61    5.93    5.79    5.57    5.29    5.43    5.37    5.26    5.09
              62    6.08    5.92    5.67    5.36    5.55    5.48    5.35    5.16
              63    6.24    6.06    5.78    5.42    5.69    5.60    5.46    5.24
              64    6.41    6.20    5.88    5.48    5.83    5.73    5.55    5.31
              66    6.78    6.50    6.09    5.60    6.16    6.02    5.79    5.45
              67    6.99    6.67    6.19    5.66    6.34    6.18    5.90    5.52
              68    7.21    6.83    6.30    5.71    6.54    6.35    6.02    5.58
              69    7.44    7.01    6.40    5.75    6.75    6.52    6.13    5.64
              70    7.69    7.19    6.50    5.80    6.98    6.70    6.25    5.69
              71    7.96    7.37    6.60    5.84    7.23    6.89    6.36    5.74
              72    8.24    7.56    6.69    5.87    7.49    7.09    6.47    5.79
              73    8.55    7.75    6.78    5.90    7.78    7.29    6.58    5.82
              74    8.86    7.94    6.86    5.92    8.08    7.50    6.68    5.86
              75    9.20    8.13    6.94    5.94    8.41    7.71    6.77    5.89
              80   11.13    9.02    7.22    5.99   10.34    8.70    7.11    5.97
              85   12.98    9.58    7.31    6.00   12.16    9.30    7.24    5.99
              & over

         Option 3C-V. Life Income - Joint and
         Survivor

We make a payment each month while both or one of the two payees are living. Payments are made for 10 years, even if both payees die sooner. The first payment will be based on the Option 3C-V Table.

OPTION 3C-V TABLE
10 YEAR PERIOD

Monthly Payment per $1,000 of Proceeds

Male Payee's                     Female Payee's Age
Age                   60        65       70        75          80
60                    $4.81   $5.05   $5.28     $5.46     $5.57
65                     4.97    5.31     5.66     5.95      6.16
70                     5.09    5.54     6.03     6.49      6.84
75                     5.17    5.70     6.33     6.99      7.53
80                     5.22    5.80     6.54     7.37      8.12

83192-11

GENERAL
PROVISIONS

Entire Contract The entire contract consists of this policy, any attached riders or endorsements, and the attached copy of the application. Only our Chairman, President, Secretary, or one of our Vice Presidents can change the contract, and then only in writing. No change will be made in the contract unless you agree to it in writing. No Registered Representative is authorized to change this policy, or to change or waive any provisions of this policy.

Application In issuing this policy, we have relied on the statements made in the application. All such statements are deemed to be representations and not warranties. We assume these statements are true and complete to the best of the knowledge and belief of those who made them. No statement made in connection with the application will be used by us to void the policy unless that statement is a material misrepresentation and is part of the application.

Incontestability We will not contest this policy after is has been in force during the lifetime of the Annuitant for 2 years from the date of issue.

Please refer to the Incontestability of Rider provision that may be in any rider or riders attached to this policy.

Dates Policy years, months, and anniversaries are measured from the policy date, except where otherwise provided.

Age and Sex In this policy when we refer to a person's age on any date, we mean his or her age on the birthday which is nearest that date. If a date on the Policy Data page is based on an age that is not correct, we may change the date to reflect the correct age.

If the age or sex of the Annuitant is not correct as stated, any amount payable under this policy will be what the premiums paid would have purchased at the correct age and sex.

If we pay too little or too much because the age or sex was not correct as stated, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 6% per year, from the date of the wrong payment to the date the adjustment is made.

Policy Changes If we agree, you may have riders added to this policy.

Assignment While the Annuitant is living, you can assign this policy or any interest in it. If you do this, your interest, and anyone else's, is subject to that of the assignee. As owner, you still have the rights of ownership that have not been assigned.

An assignee may not change the Annuitant, the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in one sum.

We must have a copy of any assignment. We will not be responsible for the validity of an assignment. It will be subject to any payment we make or other action we take before we record it.

Protection Against Creditors Except as stated in the Assignment provision, payments we make under this policy are, to the extent the law permits, exempt from the claims, attachments, or levies of any creditors.

Payments to Corporation Any payment made to us by check or money order must be payable to New York Life Insurance and Annuity Corporation. When asked, we will give a countersigned receipt, also signed by our President or Secretary, for any premium paid to us.

Deferment We will pay any partial withdrawals or surrender proceeds within 7 days after we receive all requirements that we need. However, it may happen that the New York Stock Exchange is closed for trading (other than the usual weekend or holiday closings), or the Securities and Exchange Commission restricts trading or determines that an emergency exists. If so, it may not be practical for us to determine the investment experience of the Separate Account. In that case, we may defer transfers among the Investment Divisions and to the Fixed Annuity, and determination or payment of partial withdrawals or surrender proceeds.

When permitted by law, we may defer paying any partial withdrawals or surrender proceeds for up to 6 months from the withdrawal or surrender date. Interest will be paid on any amount deferred for 30 days or more. This rate will be at least 4% per year.

Conformity with Law This policy is subject to all laws which apply.

Non-participating Policy This is a non-participating policy, on which no dividends are payable. Reports to Owner An Annual report in connection with this policy will be provided to you within 30 days after a policy anniversary. This report will show, as of that anniversary, the number and value of the accumulation units held in each of the Investment Divisions of the Separate Account as well as the value of the Fixed Annuity. It will also give you any other facts required by law or regulation.

83192-12

New York Life Insurance
and Annuity Corporation

Executive Office - 372 Park Avenue South
New York, N.Y. 10010

A Stock Company Incorporated in Delaware

Flexible Premium Multi-Funded Retirement Annuity

Monthly Annuity Payments Begin on the Retirement Date.
Premiums Can be Paid During Annuitant's Lifetime.
Benefits Based on the Performance of the Separate Account are Variable and are not Guaranteed as to Dollar Amount.

Policy is Non-Participating

983-192